August 29, 2017

Attn:  Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

 Emperor Paper Industries Ltd. Amendment

 No. 1 to Registration Statement on Form S-1

 Filed August 17, 2017

 File No. 333-21919

Ladies and Gentlemen:

Emperor Paper Industries, Ltd. (the “Emperor Paper” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 17, 2017, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and respectfully submit the following responses:

1.

We note your response to comment 4 and reissue the comment. In that regard, Exhibit 2 to your response appears to be an excerpt from a presentation regarding Greys Paper and does not appear to support the claims cited in comment 4. By way of example only, we note the claims in bullet points one through three are in the presentation and cite the same sources as your registration statement. Please provide us with third-party support for the claims cited in comment 4 or revise to clarify that the statements are the beliefs of management.

Response:  We have materially revised the cited claims and included our sources for the revised facts.

2.

It appears from your revised disclosure in response to comment 5 that Mr. Ahluwalia resides and operates the company outside of the United States. Please add a risk factor addressing the difficulty of effecting service of process within the United States upon your sole executive officer or enforcing a judgment obtained in a United States court against such person.

Response:  We have added the requested risk factor.

3.

Mr. Ahluwalia appears to also operate another business, Ahluwalia Fresh Farms. As applicable, please revise the biography of Mr. Ahluwalia to disclose his business experience with Ahluwalia Fresh Farms or advise. Refer to Item 401(e)(1) of Regulation S-K. Please also revise the risk factor on page 9 accordingly, to disclose any potential material conflicts of interest that may arise from any involvement of Mr. Ahluwalia with Ahluwalia Fresh Farms and to clarify the amount of time that he will dedicate to your operations per week, or advise.

Response:  We have revised Mr. Ahluwalia’s biography accordingly, and have revised the “Employees” subsection on page 35 to clarify the amount of time Mr. Ahluwalia is currently devoting and anticipates devoting to operations per week once ground breaks on the planned recycling facility in Texas.  Mr. Ahluwalia’s involvement with Ahluwalia Fresh Farms creates no conflict of interest with the Company as the businesses are not related in any fashion.

Summary Compensation Table, page 36

4.

We note your response to comment 7 and reissue the comment. In that regard, we note your summary compensation table has not been revised to include the 4,000,000 shares of common stock that Mr. Ahluwalia received in consideration of founding services. Please revise.

Response:  As previously stated, Mr. Ahluwalia did not receive the 4,000,000 shares of common stock for founding services —he received them for a capital contribution to the Company, purchasing the shares for $400 in cash ..   Item 402(n)(2) of Regulation S-K requires the disclosure of compensation “awarded to, earned by, or paid to the named executive officers . . . and directors . . . for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure by this Item” (emphasis added).  As Mr. Ahluwalia did not receive the shares for services rendered, inclusion of the shares in the summary compensation table is not appropriate.

5.

We note that Article 11 of the Certificate of Incorporation contains an exclusive forum provision. Please add a risk factor addressing the impact of this provision on investors.

Response:   We have added the requested risk factor.

Additionally, we have filed our Certificate of Incorporation as an exhibit to our amended registration statement in text-searchable format.

Thank you for your assistance and review.

Sincerely,

Emperor Paper Industries, Ltd.

/s/ Rajan Ahluwalia Rajan Ahluwalia Chief Executive Officer